Amended Pricing Supplement No. 2
      Dated September 11, 1998, (as amended
      September 15, 1998
      to Prospectus Dated November 7, 1997
      as Supplemented by Prospectus Supplement Dated
      April 29, 1998

      ASSOCIATES CORPORATION OF NORTH AMERICA
      MEDIUM TERM SENIOR NOTES, SERIES J


      $800,000,000 principal amount of the Series J Notes, resetting daily, bearing interest at the rate determined by reference to the Federal Funds Rate (as defined in the Prospectus Supplement) plus .30%, and maturing on September 17, 2001, are being sold by the Company to Morgan Stanley & Co. Incorporated at a price of 99.65% of their principal amount. Such Notes may be offered to the public at varying prices depending upon market conditions at the time of resale, as determined by Morgan Stanley & Co. Incorporated. Interest on the Notes will be payable on December 17, March 17, June 17 and September 17 of each year (each an Interest Payment Date) commencing December 17, 1998 and at maturity. The Interest Determination Date pertaining to each Interest Reset Date will be the second Business Day next preceding such Interest Reset Date.


      The Notes to which this Pricing Supplement relates will be Floating Rate Notes and will be initially issued as Book Entry Notes for settlement on September 16, 1998.

      Prior to this Pricing Supplement, $200,000,000aggregate principal amount of the Series J Notes offered pursuant to the Prospectus Supplement dated April 29, 1998 to the Prospectus dated November 7, 1997 has been sold at the interest rates or interest rate basis or formula then in effect.

                        Recent Developments

      On August 11, 1998, Associates First Capital Corporation ("First Capital"), the parent corporation of the Company, announced that it had agreed to acquire the assets and assume the liabilities of Avco Financial Services, Inc. ("Avco"). First Capital has not yet determined the extent to which the Company would acquire assets or assume liabilities of Avco. First Capital expects the acquisition to be completed in late 1998 or early 1999, subject to regulatory approvals and other customary conditions. Following the announcement, each of Fitch Investors Service, L.P. and Moody's Investors Service, Inc. placed the ratings of the Company's long-term debt under review for possible downgrade due to the possible effect of the acquisition on the Company, while each of Standard & Poor's Rating Services and Duff & Phelps Credit Rating Co. reaffirmed the ratings of the Company's long-term debt.